EXHIBIT 99.1

ECI Telecom May Recognize Gains Upon Completion of
Veraz Networks Initial Public Offering

--- Gains Expected To Range from $55 to $70 Million ---

PETAH TIKVA, ISRAEL - March 20, 2007 - ECI Telecom Ltd. (NASDAQ: ECIL), a global provider of networking infrastructure equipment, announced today that it expects to record gains under U.S. generally accepted accounting principles of approximately $55 to $70 million as a result of the proposed initial public offering of Veraz Networks, Inc. ECI owns 40.1% (32.3% on a fully diluted basis) of the common stock of Veraz prior to the offering.

On March 16, 2007, Veraz filed a preliminary prospectus with the Securities and Exchange Commission for the offering of 9,000,000 shares of common stock, including 2,250,000 shares held by ECI, at an estimated initial public offering price of between $10.00 and $12.00 per share.

The gains will be determined based on the final initial public offering price of the shares, the possible exercise of the over-allotment option by the underwriters, as well as finalization of certain tax estimates. The estimated gains are expected to be recorded over the first, second and third quarters of 2007.

There can be no assurance that the proposed initial public offering will be consummated within the proposed price range or at all. A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

About ECI Telecom

ECI Telecom delivers innovative communications platforms to carriers and service providers worldwide. ECI provides efficient platforms and solutions that enable customers to rapidly deploy cost-effective, revenue-generating services.

Founded in 1961, Israel-based ECI has consistently delivered customer-focused networking solutions to the world's largest carriers. The Company is also a market leader in many emerging markets. ECI provides scalable broadband access, transport and data networking infrastructure that provides the foundation for the communications of tomorrow, including next-generation voice, IPTV, mobility and other business solutions. For more information, please visit www.ecitele.com.

Certain statements contained in this release may contain forward-looking information with respect to plans, projections or future performance of the Company. By their nature, forward-looking statements involve certain risks and uncertainties including, but not limited to, product and market acceptance risks, the impact of competitive pricing, product development, commercialization and technological difficulties and other risks detailed in the Company's filings with the Securities and Exchange Commission.

Contacts:
Investor Relations:
Elana Holzman, VP Investor Relations, ECI Telecom, Tel: International access code +972-3-926-6255, elana.holzman@ecitele.com

Media Relations:
Sandra Welfeld, Corporate Communications, ECI Telecom, Tel: International access code +972-3-928-7283, sandra.welfeld@ecitele.com

Fran Bosecker, PR@vantage, Tel: 1-845-536-1416, fbosecker@pr-vantage.com